Ur-Energy Expands Uranium Search Outside Wyoming

Denver, Colorado (CCNMatthews–January 15, 2007) Ur-Energy Inc. (TSX:URE) (Ur-Energy) announced that its subsidiary NFU Wyoming, LLC was the successful bidder on 79 State of South Dakota Mineral Leases. These 79 Mineral Leases contain approximately 46,363 acres in Harding County, Northwest South Dakota. A detailed geologic evaluation of the project area is underway and a drilling program is tentatively planned for later 2007. Exploration drilling for uranium in this region has been very limited. An evaluation of Ur-Energy’s extensive historic database suggests potential for uranium discoveries in the region.

Bill Boberg, President and CEO stated: “This previously untested project area has characteristics that suggest the potential for uranium deposit discovery of the Wyoming sandstone deposit type. This property acquisition is a conceptual exploration play based on uranium drill data in adjacent Montana and requires further geologic evaluation and drilling to determine its geological potential. If our drilling program demonstrates uranium potential in our target sands this will be an exciting project and demonstrates that the extensive data held by the Company will continue to lead us to develop new projects both within, and outside of Wyoming.”

Ur-Energy is a dynamic junior mining company aggressively completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production starting as early as late 2008 early 2009. The company is also heavily engaged in the identification, acquisition and exploration of uranium properties in Canada and exploration, and development of uranium projects in the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has its registered corporate office in Ottawa, Canada and its headquarters office in Littleton, Colorado. The Company’s website is at www.ur-energy.com.

The Qualified Person for Ur-Energy Inc., as defined by National Instrument 43-101, is W. William Boberg, President and CEO.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jonathan Buick, Investor Relations Advisor	Bill Boberg, CEO and President
1-416-915-0915	1-720-981-4588
1-877-748-0914	bill.boberg@Ur-EnergyUSA.com
jbuick@buickgroup.com

This release contains forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.